Exhibit 99.2

FOR RELEASE NOVEMBER 29, 2010 7:00AM EST

3SBIO INC. ACQUIRES WORLDWIDE RIGHTS TO PEGSITICASE FROM

ENZYMERX

SHENYANG, CHINA — November 29, 2010 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that is has acquired worldwide rights of pegsiticase for all indications from EnzymeRx for a total consideration of US$6.25 million.

Pegsiticase (Uricase-PEG 20) is a pegylated recombinant uricase derived from Candida utilis, modified by the attachment of multiple 20 kilodalton molecules of polyethylene glycol (PEG), and is being developed for the treatment of refractory gout and tumor lysis syndrome. It has been shown to profoundly lower uric acid when administered as by intravenous infusion and intramuscular injection, and was safe and well-tolerated in a pair of recent phase I clinical studies sponsored by EnzymeRx. Pegsiticase has received Orphan Drug designation from the FDA for refractory gout, tumor lysis syndrome and Lesch-Nyhan Syndrome.

3SBio intends to develop pegsticase in China and will seek partnerships for development outside of China.

Tony Fiorino, MD, PhD, President and Chief Executive Officer of EnzymeRx, noted “3SBio is well-positioned to achieve a leadership role in the gout area with this acquisition. This drug has the potential to be a best-in-class agent with strong efficacy and what has been a very clean safety profile to date. I look forward to transitioning this program to 3SBio and helping move it forward in clinical development.”

Jing Lou, MD, PhD, Director and Chief Executive Officer of 3SBio, commented “Gout is a common rheumatic disease in China with prevalence of gout and hyperuricemia estimated to be 0.22%–0.43% and 12.1%–25.2% respectively1. The number of patients in China suffering from gout and hyperuricemia is expected to continue to grow rapidly due to changes in diet and lifestyle. We look forward to developing this innovative biological medicine and making it available to gout patients worldwide. This transaction once again demonstrates our business development capabilities to source external innovation globally to build our high quality R&D pipeline while prudently deploying our shareholder’s capital.”

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 500 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

[1]	Prevalence of rheumatic diseases and disability in China. Yao-Jun Xiang · Sheng-Ming Dai Rheumatol Int (2009) 29:481–490

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and statements of a similar nature, including the estimates of the prevalance of gout and hyperuricemia. The accuracy of these statements may be impacted by risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including factors related to: the ability of 3SBio or any source used by it to accurately forecast the prevalence of such dieseases; the ability of 3SBio to initiate and successfully complete the clinical development, regulatory review and registration, and commercialization of pegsiticase, in a timely manner or at all, including possible failure to obtain SFDA approval; uncertainty as to hospital or patient demand for 3SBio’s products; uncertainties regarding 3SBio’s ability to successfully compete in the gout area, and in outside pan-Asia territory; uncertainties regarding the partnership with EnzymeRx or other companies; uncertainties regarding 3SBio’s ability to obtain favorable insurance coverage and pricing for pegsiticase, if approved by the SFDA; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the P.R.C. government and changes in the healthcare insurance sector in the P.R.C.; fluctuations in general economic and business conditions in China; and other risks outlined in 3SBio’s filings with the Securities and Exchange Commission. 3SBio does not undertake any obligation to update the forward-looking information, except as required under applicable law.

Investor Contacts

Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com